QMMM Holdings Ltd.

May 20, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tony Watson
Joel Parker
Kate Beukenkamp
Dietrich King

Re:	QMMM Holdings Ltd.
Amendment No. 4 to Registration Statement on Form F-1
Filed May 13, 2024
File No. 333-274887

Ladies and Gentlemen:

On behalf of our client, QMMM Holdings Limited, a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated May 16, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1/A (the “Registration Statement”) filed with the Commission on May 13, 2024. Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 5 to registration statement on Form F-1 (the “Amended Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Amendment No. 4 to Registration Statement on Form F-1 filed May 13, 2024

Risk Factors, page 12

1. We note your new disclosure on page 99 of the Underwriting section regarding the restriction on continuous offering. Please add a new risk factor to address the potential risks to your liquidity as a result of this provision. The risk factor should note your need to obtain written approval from Revere Securities, LLC, and should clarify whether the right to withhold such approval is absolute. The risk factor should also note the length of the restriction and clarify whether the parties intend for the restriction to encompass secondary offerings (i.e., resale transactions by selling security holders, such that the registrant may be unable to register the resale of securities it sold via an exemption from registration under the Securities Act). In addition, the risk factor should note the potential costs or obligations associated with obtaining approval from Revere Securities, LLC to engage in a transaction covered by the provision. Finally, please update the description of the provision on page 99 to reflect the substance of the information contained in the new risk factor.

Response: We have add a new risk factor on page 24 to address the potential risks to our liquidity as a result of restriction on continuous offering. The risk factor has noted we need to obtain written consent from the underwriter and it has the absolute right to withhold such consent. The risk factor also noted the length of the restriction and clarify the restriction does not encompass resale transactions by security holders and the registration for the resale of securities sold by the Company via an exemption from registration under the Securities Act. In addition, the risk factor noted the potential costs or obligations associated with obtaining approval from the underwriter to engage in a transaction covered by the provision. We also updated the description of the provision on page 99 to reflect the substance of the information contained in the new risk factor on page 24.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel Jeffrey Li at Jeffrey.li@fisherbroyles.com or by telephone at (703) 618-2503.

Very truly yours,

/s/ Bun Kwai
Bun Kwai, Chief Executive Officer

Enclosures

cc:	Jeffrey Li
FisherBroyles, LLP

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